UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-168873) of the Company.

Results of Operations and Financial Condition

Following this cover page are the unaudited consolidated financial results for the three months and nine months ended December 31, 2010 of China Cord Blood Corporation (the “Company”).

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and December 31, 2010

	March 31,	December 31,
	2010	2010
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	280,835	548,017	83,033
Accounts receivable, less allowance for doubtful accounts
(March 31, 2010: RMB8,016; December 31, 2010: RMB9,935)	61,349	66,797	10,121
Inventories	5,070	10,139	1,536
Prepaid expenses and other receivables	13,137	13,256	2,008
Deferred tax assets	3,443	4,542	688
Total current assets	363,834	642,751	97,386
Property, plant and equipment, net	250,491	251,372	38,087
Non-current prepayments	151,138	6,076	921
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2010: RMB9,181; December 31, 2010: RMB22,310)	176,874	226,973	34,390
Inventories	29,637	31,537	4,778
Intangible asset, net	26,297	25,569	3,874
Available-for-sale equity securities	48,475	50,763	7,691
Other investment	—	135,528	20,535
Deferred tax assets	288	1,209	183
Total assets	1,047,034	1,371,778	207,845

LIABILITIES
Current liabilities
Bank loan	45,000	45,000	6,818
Accounts payable	5,410	9,569	1,450
Accrued expenses and other payables	22,475	21,715	3,290
Deferred revenue	36,074	58,242	8,825
Amounts due to related parties	2,977	682	103
Income tax payable	4,098	8,023	1,216
Total current liabilities	116,034	143,231	21,702
Deferred revenue	93,155	138,328	20,959
Other non-current liabilities	15,978	25,121	3,806
Deferred tax liabilities	2,259	—	—
Total liabilities	227,426	306,680	46,467

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 66,743,693 shares and 75,406,875 shares issued and outstanding as of March 31 and December 31, 2010, respectively	46	52	8
Additional paid-in capital	719,329	910,316	137,927
Accumulated other comprehensive income/(loss)	2,221	(18,992)	(2,878)
Retained earnings	87,290	152,734	23,141
Total shareholders’ equity	808,886	1,044,110	158,198
Noncontrolling interests	10,722	20,988	3,180
Total equity	819,608	1,065,098	161,378
Total liabilities and equity	1,047,034	1,371,778	207,845

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Nine Months Ended December 31, 2009 and 2010

	Three months ended December 31,			Nine months ended December 31,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share)

Revenues	68,905	90,483	13,710	190,731	244,861	37,101
Direct costs	(16,727)	(20,969)	(3,177)	(50,615)	(57,375)	(8,694)
Gross profit	52,178	69,514	10,533	140,116	187,486	28,407
Operating expenses
Research and development	—	(1,906)	(289)	—	(5,243)	(794)
Sales and marketing	(10,416)	(12,536)	(1,899)	(26,928)	(34,310)	(5,198)
General and administrative	(16,669)	(20,231)	(3,065)	(40,896)	(60,543)	(9,174)
Total operating expenses	(27,085)	(34,673)	(5,253)	(67,824)	(100,096)	(15,166)
Operating income	25,093	34,841	5,280	72,292	87,390	13,241
Other income, net
Interest income	2,292	2,333	353	5,047	6,371	965
Interest expense	(695)	(671)	(102)	(1,812)	(1,949)	(295)
Exchange gain/(loss)	39	(43)	(7)	602	547	83
Write-off of deferred reverse capitalization costs	—	—	—	(21,566)	—	—
Others	(51)	219	33	326	1,109	168
Total other income/(expense), net	1,585	1,838	277	(17,403)	6,078	921
Income before income tax	26,678	36,679	5,557	54,889	93,468	14,162
Income tax expense	(5,431)	(8,840)	(1,339)	(17,572)	(23,062)	(3,494)
Net income	21,247	27,839	4,218	37,317	70,406	10,668
Income attributable to noncontrolling interests	(1,246)	(1,964)	(298)	(3,922)	(4,962)	(752)
Income attributable to redeemable noncontrolling interests	—	—	—	(347)	—	—
Net income attributable to shareholders	20,001	25,875	3,920	33,048	65,444	9,916

Net income per share:
Attributable to ordinary shares
-Basic	0.31	0.36	0.06	0.44	0.96	0.15
-Diluted	0.29	0.36	0.06	0.42	0.96	0.15

Other Events

On February 28, 2011, the Company issued a press release announcing preliminary unaudited consolidated financial results for the three months and nine months ended December 31, 2010. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated February 28, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

Date: February 28, 2011	By:	/s/ Albert Chen
Name: Albert Chen
Title: Chief Financial Officer